AKERNA CORP.

1550 Larimer Street #246

Denver, Colorado 80202

January 8, 2024

Via EDGAR

Ms. Jessica Livingston
Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	Akerna Corp. – Request for Acceleration

Registration Statement on Form S-4

Filed on May 12, 2023, as amended January 8, 2024

File No. 333-271857

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Akerna Corp., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on January 9, 2024, or as soon as possible thereafter. The Company hereby authorizes Jason Brenkert of Dorsey & Whitney LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please contact Jason Brenkert of Dorsey & Whitney LLP, counsel to the Company, at (303) 352-1133, as soon as the registration statement has been declared effective.

Very truly yours,

Akerna Corp.

/s/ Jessica Billingsley
Jessica Billingsley
Chief Executive Officer